William P. O’Neill (202) 637-2275 william.o’neill@lw.com	555 Eleventh Street, N.W., Suite 1000 Washington, D.C. 20004-1304 Tel: (202) 637-2200 Fax: (202) 637-2201 www.lw.com

FIRM / AFFILIATE OFFICES
March 27, 2006	Brussels Chicago Frankfurt Hamburg Hong Kong London Los Angeles Milan Moscow Munich New Jersey	New York Northern Virginia Orange County Paris San Diego San Francisco Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

H. Roger Schwall

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Star Scientific, Inc.

Registration Statement on Form S-3

Filed November 14, 2005, as amended to date

File No. 333-129689

Dear Mr. Schwall:

In connection with the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) of Star Scientific, Inc. (the “Company”), we are confirming to the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) the following matters pursuant to the telephone conversations of March 22 and 24, 2006 between Carmen Moncada-Terry of the Staff and the undersigned.

The Company filed the Registration Statement with the Commission on November 14, 2005 to satisfy certain of the Company’s contractual obligations to register the resale of securities of the Company issued on September 15, 2005 to two investors in a transaction not involving a public offering as well as to register the resale of certain securities of the Company held by the Company’s President and Chief Operating Officer and sold by him to a director of the Company and to an institutional investor.

Thereafter, on March 3, 2006, the Company consummated the issuance of certain additional securities to Joseph Schwarz, an accredited investor who is not a market participant, who has been a securityholder of the Company since February 2005 and who, prior to March 3, 2006, was the beneficial owner of 1,868,500 shares of the Company’s common stock. The Company timely reported this transaction under Item 3.02 of a Current Report on Form 8-K filed with the Commission on March 7, 2006. Mr. Schwarz is a financially sophisticated investor who has had access to information regarding the Company and its management and is able to bear the economic risks of his investment in the Company’s securities. Moreover, his investment in the Company’s securities in March 2006 resulted from his preexisting relationship with the Company, which predates the September 2005 transaction, and the securities that he purchased in the March 2006 transaction are subject to restrictions on transfer in the absence of an effective

March 27, 2006

registration statement covering such securities or an exemption from registration under the Securities Act of 1933, as amended (the “Act”). Accordingly, the issuance by the Company on March 3, 2006 of securities to Mr. Schwarz occurred in a transaction not involving a public offering.

Following the Staff’s oral comments regarding the Company’s inclusion in an amendment to the Registration Statement of the securities purchased by Mr. Schwarz, the Company acknowledges that the Staff’s policy precludes the Company from including in the Registration Statement securities that were issued in a private offering consummated after the initial filing of the Registration Statement. The Company thereafter advised Mr. Schwarz that the securities he acquired pursuant to the March 3, 2006 transaction would be removed from the Registration Statement, and Mr. Schwarz did not object to such removal. As a result, the Company has amended the Registration Statement to remove such securities from the Registration Statement.

Accordingly, it is our view that the Company’s inclusion of Mr. Schwarz’s securities in a pre-effective amendment to the Registration Statement, followed by a superseding pre-effective amendment from which his securities were removed from the Registration Statement, did not constitute a violation of Section 5 of the Act. We note that none of the shares acquired by Mr. Schwarz in the March 3, 2006 transaction have been sold by him, nor have any of the shares held by the other selling stockholders included in the Registration Statement.

Based on such amendment and the foregoing facts and circumstances, the Company confirms its request to be declared effective today. If you have any questions or comments with regard to this request, please contact the undersigned at (202) 637-2275 or Brandon Bortner at (202) 637-2117.

Very truly yours,

/s/ William P. O’Neill
William P. O’Neill of LATHAM & WATKINS LLP
cc:	Carmen Moncada-Terry

Robert E. Pokusa

Brandon J. Bortner